UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spectrum Sciences & Software Holdings Corp.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

84764A 10 7

(CUSIP Number)

Michael Megless
Chief Financial Officer
3130 Fairview Park Drive, Suite 400
Falls Church, VA 22042
(703) 564-2967

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 84764A 10 7			Page 2 of 2

1.	Name of Reporting Person: Darryl K. Horne		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,793,411

		8.	Shared Voting Power: 80,448

		9.	Sole Dispositive Power: 5,793,411

		10.	Shared Dispositive Power: 80,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,873,859

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.7%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to the common stock, $.0001 par value per share (the “Common Stock”), of Spectrum Sciences & Software Holdings Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3130 Fairview Park Drive, Suite 400, Falls Church, VA 22042.

Item 2. Identity and Background

     (a) - (c) This Schedule 13D is being filed by Darryl K. Horne (the “Reporting Person”). The business address of the Reporting Person is 3130 Fairview Park Drive, Suite 400, Falls Church, VA 22042. The Reporting Person is the President and Chief Executive Officer of the Company, and a Director of the Company.

     (d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Items 3. Source and Amount of Funds or Other Consideration

     The funds used by the Reporting Persons to acquire the shares of the Common Stock were the Reporting Person’s capital stock of Horne Engineering Services, Inc., a Virginia corporation (“Horne”).

Item 4. Purpose of Transaction

     On April 14, 2005, the Company entered into an Agreement and Plan of Merger pursuant to which Horne was merged with and into the Company’s acquisition subsidiary (the “Transaction”). In connection with the Transaction, which closed on May 11, 2005, the Reporting Person was issued 5,793,411 shares of Common Stock in exchange for his interests in Horne. Pursuant to an Amendment and Waiver Agreement, dated May 11, 2005, of the 5,793,411 shares issued to the Reporting Person, 3,936,744 shares have been held back by the Company and will be issued upon the assignment and transfer of certain material contracts from Horne to the Company’s acquisition subsidiary. The Reporting Person’s spouse acquired 80,448 shares of the Common Stock in connection with the Transaction in exchange for her interests in Horne, of which 54,666 shares are subject to the same holdback provisions.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person is the direct and beneficial owner of 5,873,859 shares of Common Stock, representing 13.7% of the issued and outstanding shares of Common Stock, based on 38,972,200 shares issued and outstanding as of May 20, 2005, plus the 3,991,410 holdback shares for the Reporting Person and his spouse.

     (b) The Reporting Person has the sole power to vote and to direct the vote and to dispose or to direct the disposition of such shares, with the exception of 80,448 shares held of record by the Reporting Person’s spouse.

     (c) With the exception of the Transaction, the Reporting Person has not effected any transactions in the shares of Common Stock in the past 60 days.

     (d) Not applicable, with the exception of the 80,448 shares held of record by the Reporting Person’s spouse.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with the Transaction, the Company and the shareholders of Horne, including the Reporting Person, entered into a Registration Rights Agreements, dated May 11, 2005 (the “Rights Agreement”), pursuant to which the Company agreed to prepare and file a registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale from time to time of all of the shares of Common Stock issued to the Horne shareholders pursuant to the Transaction. The Company must prepare and file such registration statement upon the request of any of the Horne shareholders, which request may be made 180 days after the closing of the Transaction, or earlier if the Company becomes eligible to register securities for reoffer and resale using a registration statement on Form S-3 or if the Reporting Person’s employment agreement is terminated by the Company without cause or by the Reporting Person for good reason.

     Pursuant to a Stock Option Agreement executed by the Company and the Reporting Person in connection with the Transaction, the Reporting Person received options to purchase one million shares of Common Stock at an exercise price of $1.65 per share. The stock options granted to the Reporting Person become exercisable as of the date on which the Company certifies that Horne (on a stand alone basis) has achieved 2005 gross revenues of $75 million (the “Revenue Threshold”) with EBITDA (earnings before interest, tax, depreciation and amortization) of $3.25 million (the “EBITDA Threshold”). The options expire five years following the date of such certification or, in the event either of the Revenue Threshold or the EBITDA Threshold is not met, immediately upon certification by the Company that such threshold was not met.

     Pursuant to a Stock Option Agreement dated June 8, 2005, executed by the Company and the Reporting Person in connection with the Reporting Person’s appointment as director of the Company, the Company granted to the Reporting Person options to purchase 500,000 shares of Common Stock at an exercise price of $2.50 per share. The options issued to the Reporting Person vested immediately upon issuance and will expire on June 8, 2008. All of the options become exercisable as of the date on which the Company certifies, based on the Company’s audited financial statements for the 2005 fiscal year as filed in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for such fiscal year, that the Company has achieved earnings before interest, taxes, depreciation and amortization of $4 million for the 2005 fiscal year.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated April 14, 2005, by and among (i) the Company, (ii) Horne Acquisition LLC, a Virginia limited liability company and wholly owned subsidiary of the Company, (iii) Horne, and (iv) the shareholders of Horne, including the Reporting Person (the “Merger Agreement”), incorporated by reference to Form 8-K of the Company, filed with the SEC on May 17, 2005.

Exhibit 99.2	Amendment and Waiver, dated May 11, 2005, by and among the parties to the Merger Agreement, incorporated by reference to Form 8-K of the Company, filed with the SEC on May 17, 2005.

Exhibit 99.3	Registration Rights Agreement, dated May 11, 2005, by and among the Company and the shareholders of Horne, incorporated by reference to Form 8-K of the Company, filed with the SEC on May 17, 2005.

Exhibit 99.4	Stock Option Agreement, dated May 11, 2005, between the Company and the Reporting Person, incorporated by reference to Form 8-K of the Company, filed with the SEC on May 17, 2005.

Exhibit 99.5	Stock Option Agreement, dated June 8, 2005, between the Company and the Reporting Person, incorporated by reference to Form 8-K of the Company, filed with the SEC on June 13, 2005.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2005

/s/ Darryl K. Horne
Darryl K. Horne